

Mail Stop 3561

December 31, 2009

VIA FACSIMILE AND U.S. MAIL

Thomas L. Millner
President and Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

> **Re:** **Cabela's Incorporated**
> **Form 10-K for Fiscal Year Ended December 27, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **Form 10-Q for Fiscal Period Ended March 28, 2009**
> **Filed May 1, 2009**
> **File No. 1-32227**

Dear Mr. Millner:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 27, 2008

Item 1A. Risk Factors, page 13

"Our historic sales tax collection policy for our Direct business…," page 20

1. We note your disclosure that during the first quarter of 2008 you received an assessment for unpaid sales taxes on prior direct business sales. Please quantify your potential liability in the event that you do not prevail in contesting that assessment.

Exhibits 4.6, 4.7, 4.8, 4.9 and 10.19

2. We note that the referenced exhibits were not filed in their entirety. With your next periodic report, please re-file these agreements as complete exhibits, including all of the schedules and exhibits thereto. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

The Role of Executive Officers in Determining Compensation, page 20

3. We note your disclosure that your chief executive officer and chief human resources officer provide recommendations to your compensation committee concerning executive compensation. Please disclose whether these individuals provide recommendations concerning their own compensation. Also disclose whether your executive officers have any interaction with Denver Management Advisors, Inc. or Hay Group, the committee's compensation consultants. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Form 10-Q for Fiscal Period Ended March 28, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

4. We note your disclosure concerning the securitization transaction for $500 million that was completed on April 14, 2009 under the Term Asset-Backed Securities Loan Facility established by the Federal Reserve Bank of New York. In your next annual report, please discuss this transaction in greater detail. For instance, describe generally the purpose of the TALF program (given that it was created only recently) and your eligibility to participate in it. Disclose whether you have any continuing obligations under the program, how you will meet them, and whether you are able to increase or extend your participation.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomas L. Millner
Cabela's Incorporated
December 31, 2009
Page 4

   In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

   You may contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 if
you have any questions regarding these comments. Please contact me at (202) 551-3737
with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director